Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 6, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE ANNOUNCES RECORD FINANCIAL RESULTS FOR 2008;

FOURTH QUARTER REVENUES UP 12%, PRE-TAX PROFITS UP 5%, NET INCOME DOWN 2%

CHICAGO, February 6, 2009 – The Chicago Board Options Exchange (CBOE) today reported that its unaudited pre-tax profits totaled $38.2 million in fourth-quarter 2008, a five-percent increase over the same period in 2007. Net income for the fourth quarter totaled $22.1 million, a two-percent decrease compared with $22.6 million in the fourth quarter of 2007.  Total revenues for the quarter rose 12 percent to $104.0 million, up from $93.0 million in fourth-quarter 2007.

For the year ended December 31, 2008, CBOE achieved record earnings and revenues.  Unaudited pre-tax profits grew 38 percent to a record $193.4 million over 2007 pre-tax profits of $140.0 million.  Also for the full year, net income rose 38 percent to a record $114.8 million, from $83.2 million in 2007. Total revenues grew 20 percent to a record $423.8 million for the full-year 2008, compared with $352.3 million for 2007.

“Amidst unprecedented market conditions in 2008, CBOE again delivered strong financial results,” CBOE Chairman and CEO William J. Brodsky said.  “While not immune to the current economic downturn, CBOE is well positioned to respond to the changing needs of market participants. The exchange will invest strategically in growth opportunities that strengthen our competitive position, while continuing to monitor spending.”

	Quarter Ended		Q4 ‘08 v. Q4 ‘07	Year-Ended		Full Year ‘08 v. ‘07
(In thousands)	12/31/08	12/31/07	% Change	12/31/08	12/31/07	% Change
Total Revenues	$104,019	$93,048	12%	$423,781	$352,300	20%
Total Expenses	$65,820	$56,771	16%	$230,374	$212,349	8%
Pre-tax Profits	$38,199	$36,277	5%	$193,407	$139,951	38%
Net Income	$22,118	$22,585	-2%	$114,815	$83,168	38%

— more —

Growth in total revenues both for the quarter and for the year was primarily driven by strong trading volume. For the fourth quarter of 2008, transaction fees rose 18 percent to $85.3 million from $72.0 million in the previous year’s fourth quarter.  Total contracts traded during the quarter totaled 293.8 million, up 14 percent compared with 258.5 million in fourth-quarter 2007.  CBOE’s average daily volume (ADV) was 4.6 million contracts for the final quarter of 2008, a 14-percent increase compared with ADV of 4.0 million contracts in 2007.  The average transaction fee per contract rose to $0.290 for the quarter from $0.279 in fourth-quarter 2007.

Transaction fees for the year 2008 rose 26 percent to $342.5 million compared with $270.9 million in 2007.  Record annual volume at CBOE reached nearly 1.2 billion contracts in 2008, an increase of 26 percent over the previous year’s total of 944.5 million contracts.   ADV at CBOE in 2008 was 4.7 million contracts, an increase of 25 percent over the daily average of 3.8 million contracts in 2007. The average transaction fee per contract of $0.287 for the year was unchanged from last year’s average.

CBOE’s operating margins, representing income before taxes as a percentage of total revenues, were 36.7 percent for the quarter, a 2.3-percentage-point decline from last year’s 39.0 percent.  The margin decrease resulted from incremental expenses incurred during the quarter for the development of C2, CBOE’s alternative exchange initiative that will not become operational until later in 2009. For the full year of 2008, CBOE’s operating margins increased to 45.6 percent, a 5.9-percentage-point increase over 39.7 percent for 2007.

CBOE ended 2008 with $281.4 million of cash and investments on hand and a debt-free balance sheet. Working capital (current assets minus current liabilities) stood at $270.0 million at December 31, 2008, an increase of $14.8 million for the quarter and $96.1 million for the full year.  These increases resulted from revenues outpacing expenses less capital spending.

The financial results presented in this press release are unaudited and accordingly are subject to revision.  A more detailed report is available at:  IC09-08 and on http://www.cboe.org/Legal/crclInfo.aspx.

During the fourth quarter of 2008, CBOE announced:

•                  The year 2008 was the busiest year in CBOE’s history and the fifth consecutive year of record trading.

•                  Eighteen of the twenty busiest single trading days in CBOE’s 35-year history occurred during 2008, including the all-time, single-day leader – 9,975,464 contracts traded on September 18, 2008.

•                  The CBOE Volatility Index (VIX) experienced the widest range of daily closes ever in a calendar year during 2008 — 16.30 on May 15 (low of the year) to 80.86 on November 20 (high of the year).  In addition, the Index closed above 50 on fifty trading days during the year, a level not reached before 2008.  The CBOE Volatility Index is derived from real-time S&P 500 Index (SPX) options prices and is designed to reflect investors’ consensus view of expected near-term stock market volatility over the next 30 days.

•                  Trading in CBOE Volatility Index (VIX) options continued its growth in 2008 as nearly 26 million contracts traded during the year, an increase of close to 11 percent over the previous record of 23.4 million contracts traded in 2007.  Average daily volume rose to 102,560 contracts from 93,181 contracts in 2007.  Options on VIX, launched in February 2006, already rank as CBOE’s second most-actively traded index option and have been the most successful new product launch in recent CBOE history.

•                  The CBOE Futures Exchange, LLC (CFE) announced that 2008 was the busiest year in its five-year history as volume totaled 1,161,019 contracts.  Volume in 2008 rose two percent over 1,136,295 contracts traded last year and marked the fourth consecutive year of record annual trading volume at CFE.  Average daily volume for the year was 4,589 contracts, compared to the year-ago average daily volume of 4,527 contracts.  Volume in CFE’s most-actively traded contract, VIX futures, based on the CBOE Volatility Index (ticker VX), totaled a record 1,088,090 contracts during 2008, up four percent from 1,046,475 contracts traded in 2007, the previous high.  On the year, average daily volume in VIX futures was 4,301 contracts, versus 4,169 contracts per day in 2007.

•                  In its first full year of trading, volume at the CBOE Stock Exchange (CBSX) totaled 3,604,649,431 shares (average daily volume of 14,426,626 shares per day) versus 1,072,401,400 shares in 2008 (ADV 4,272,516 shares), up 236 percent.  In December, 280,090,503 shares were traded, an average daily volume of 12,731,386. CBSX launched on March 5, 2007.

•                  On October 21, CBOE announced a plan to launch a new and separate all-electronic options exchange. Currently referred to as “C2,” it will complement CBOE’s Hybrid marketplace by expanding customer reach, with the goal of enhancing CBOE’s competitive position overall. The new Exchange, when operational, will have its own Board of Directors, rules, connectivity, and systems architecture, with its primary data center located in the New York metropolitan area.

•                  A total of 111 CBOE memberships were sold during the year, ranging from $1.75 million to $3.3 million. All-time-high sales were transacted during the summer — $3.3 million on June 18 and $3.2 million on June 17, surpassing the previous record price of $3.15 million set on December 11, 2007.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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